UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Excelligence Learning Corporation

(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

52201M 10 9
(CUSIP Number)

Christine W. Jenkins
Vice President
WESKIDS III, L.L.C.
310 South Street
Morristown, NJ 07962
(973) 898-0290

with a copy to:
Knute J. Salhus, Esq.
Wilmer, Cutler & Pickering
399 Park Avenue
New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this Schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 52201M 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Educational Simon, L.L.C.
95-4738444

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING	8	SHARED VOTING POWER
PERSON
WITH		0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0			☐

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

12	TYPE OF REPORTING PERSON

OO

CUSIP No. 52201M 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

WESKIDS III, L.L.C.
22-3625448

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING	8	SHARED VOTING POWER
PERSON
WITH		2,467,347

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

2,467,347

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

585,710

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

12	TYPE OF REPORTING PERSON

OO

CUSIP No. 52201M 10 9

1	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

William E. Simon & Sons Private Equity, L.L.C.
22-3788745

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING	8	SHARED VOTING POWER
PERSON
WITH		1,478,700

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,478,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,180

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%

12	TYPE OF REPORTING PERSON

OO

CUSIP No. 52201M 10 9

NAME OF REPORTING PERSON
1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

William E. Simon & Sons Private Equity Partners, L.P.
22-3702937

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION		☐

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING	8	SHARED VOTING POWER
PERSON
WITH		1,478,700

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

1,478,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,478,700

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No. 52201M 10 9

NAME OF REPORTING PERSON
1	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

IPP99 Private Equity, L.L.C.
22-3625447

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6	CITIZENSHIP OF PLACE OF ORGANIZATION		☐

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH
REPORTING	8	SHARED VOTING POWER
PERSON
WITH		988,647

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

988,647

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

988,647

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.4%

14	TYPE OF REPORTING PERSON

00

Preamble

     This Amendment No. 2 (this “Amendment”) relates to the Schedule 13D originally filed on May 10, 2001, as amended by Amendment No. 1 (“Amendment No. 1”) filed on December 12, 2003 (the “Original Schedule 13D” and, as amended by this Amendment, the “Schedule 13D”) by Educational Simon, L.L.C., a Delaware limited liability company (“Educational Simon”), William E. Simon & Sons Private Equity Partners, L.P., a Delaware limited partnership (“WES”), IPP99 Private Equity, L.L.C., a Delaware limited liability company (“IPP99”), WESKIDS III, L.L.C., a Delaware limited liability company (“WESKIDS”) and William E. Simon & Sons Private Equity, L.L.C. (“WES LLC” and, together with WES, IPP99 and WESKIDS, the “Reporting Persons”), in connection with (i) the issuance to Educational Simon of 2,942,242 shares (the “Original Shares”) of common stock, $.01 par value per share (the “Common Stock”), of Excelligence Learning Corporation, a Delaware corporation (formerly known as LearningStar Corp. and LearningStar Inc.) (the “Issuer”), which were issued on April 30, 2001, and (ii) a distribution, on December 9, 2003, by Educational Simon of 2,912,806 of the Original Shares to its members pro rata in accordance with each such member’s ownership interest in Educational Simon and without any payment required on the part of such members (the “Distribution”).

     The items 2, 4, 5, 6 and 7 of the Original Schedule 13D are hereby amended, supplemented and, where indicated, restated to reflect the sales of 29,436 shares of Common Stock by Educational Simon on March 1, 2004 and March 2, 2004 and the sales of 56,058 shares of Common Stock by IPP99 on March 2, 2004 and March 3, 2004. As a result of its sales, Educational Simon no longer beneficially owns any shares of Common Stock and therefore has no further reporting obligations under Section 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 2. Identity and Background

     Item 2 is hereby amended by deleting the reference to “3-A,” in paragraph (b) thereof.

     Item 2 is hereby amended by deleting the first sentence of paragraph (c) thereof.

     Item 2 is hereby amended by deleting the reference to “3-A” from paragraphs (d), (e) and (f) thereof and replacing it in each instance with “3-B”.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by deleting “beneficially owns as of the date of this Amendment” in the second sentence of the fifth paragraph thereof and replacing it with “beneficially owned as of the date of Amendment No. 1”.

     Item 4 is hereby amended by deleting the last two sentences of the fifth paragraph thereof.

Item 5. Interest in Securities of the Issuer

     Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety to read as follows:

     (a) and (b) Since (i) WESKIDS is the managing member of IPP99 and WES LLC; and (ii) WES LLC is the general partner of WES, the Reporting Persons may be deemed to be a group (the “13D Group”) (within the meaning of Section 13 of the Exchange Act). Accordingly, the 13D Group may be deemed to be the beneficial owner of the shares of Common Stock owned by each member of the 13D Group and each member of the 13D Group may be deemed to have shared beneficial ownership of the shares of Common Stock owned by each other member of the 13D Group. Other than the shares indirectly owned through an entity of which a Reporting Person holds an economic interest, each Reporting Person disclaims beneficial ownership of the shares of Common Stock of each of the other Reporting Persons.

     After giving effect to the sales described in paragraph (c) below, (i) WES is the beneficial owner of 1,478,700 shares of Common Stock, which represent beneficial ownership of 17.0% of the outstanding shares of Common Stock as of the date of this Amendment, and WES LLC, the general partner of WES, has the direct power to vote and dispose of the WES Shares, and WES LLC’s managing member, WESKIDS, has the indirect power to vote and dispose of the WES Shares; and (ii) IPP99 is the beneficial owner of 988,647 shares of Common Stock, which represent beneficial ownership of 11.4% of the outstanding shares of Common Stock as of the date of this Amendment, and IPP99 has the direct power to vote and dispose of the IPP99 Shares, and WESKIDS, its managing member, has the indirect power to vote and dispose of the IPP99 Shares.

     Paragraph (c) of Item 4 is hereby amended and restated in its entirety as follows:

     The Reporting Persons listed below effected the following transactions with respect to Common Stock during the past sixty days(1):

Seller	Date	Shares Sold	Average Price
Educational Simon	3/1/04	8,000	5.6375
Educational Simon	3/2/04	21,436	5.8072
IPP99	3/2/04	33,864	5.8072
IPP99	3/3/04	22,194	5.8914

(1)	All transactions were effected on the Nasdaq SmallCap Market.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The second paragraph of Item 6 is hereby amended by deleting the reference to “3-A” contained therein and replacing it with “3-B”.

Item 7. Material to be Filed as Exhibits

     Item 7 is hereby amended by deleting the fourth paragraph thereof (which lists Exhibit 3-A as an exhibit).

Exhibits

     Exhibit 3-A is deleted in its entirety.

Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment to this statement is true, complete and correct.

Dated: March 16, 2004	Educational Simon, L.L.C.

	By:	/s/ Robert MacDonald

Name: Robert MacDonald
Title: President

WESKIDS III, L.L.C.

	By:	/s/ Christine W. Jenkins

Name: Christine W. Jenkins
Title: Vice President

William E. Simon & Sons Private Equity Partners, L.P.

By:	William E. Simon & Sons Private Equity, L.L.C.,
its general partner

	By:	/s/ Christine W. Jenkins

Name: Christine W. Jenkins
Title: Executive Vice President and Secretary

IPP99 Private Equity, L.L.C.

By:	WESKIDS III, L.L.C., its managing member

	By:	/s/ Christine W. Jenkins

Name: Christine W. Jenkins
Title: Vice President

William E. Simon & Sons Private Equity, L.L.C.

By:	/s/ Christine W. Jenkins

Name: Christine W. Jenkins
Title: Executive Vice President and Secretary